Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 18, 2002

Diageo plc
(Exact name of registrant as specified in its charter)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-14100) OF DIAGEO PLC, DIAGEO INVESTMENT CORPORATION AND DIAGEO CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date: 18 November 2002	By: /s/ J Nicholls Name: J Nicholls Title: Assistant Secretary

DIAGEO UPDATES ON BURGER KING TRANSACTION

Diageo was informed on 15 November 2002 by the buying group led by Texas Pacific Group (TPG) that TPG and its partners would not be able to complete the acquisition of Burger King Corporation on the terms previously agreed. However, TPG and its partners expressed a desire to continue in discussions towards a transaction materially different as to terms and structure.

Diageo is continuing its discussions with TPG, while considering the other options available to it.

18 November 2002